                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)



                          Cross Timbers Royalty Trust
                          ---------------------------
                                (Name of Issuer)

                          Units of Beneficial Interest
                          ----------------------------
                         (Title of Class of Securities)

                                  22757R 10 9
                                 ---------------
                                 (CUSIP Number)


                                Louis G. Baldwin
                             Senior Vice President
                          and Chief Financial Officer
                           Cross Timbers Oil Company
                         810 Houston Street, Suite 2000
                            Fort Worth, Texas 76102
                                 (817) 870-2800
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                November 20, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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   SCHEDULE 13D

--------------------------------------------------------------------------------
   CUSIP No. 22757R 10 9
             -----------

--------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Cross Timbers Oil Company
        -------------------------
        75-2347769
        ----------
--------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        a) [ X ]  b) [    ]

--------------------------------------------------------------------------------
   3)   SEC Use Only

--------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        WC,  BK
        -------
--------------------------------------------------------------------------------
   5)   Check Box if Disclosure of Legal    [  ]
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        Delaware
        --------
--------------------------------------------------------------------------------
                          7)  Sole Voting Power
   Number of Shares           567,140
   Beneficially Owned         -------
   by Each Reporting      ------------------------------------------------------
   Person With            8)  Shared Voting Power
                          ------------------------------------------------------
                          9)  Sole Dispositive Power
                              567,140
                              -------
                          ------------------------------------------------------
                          10)  Shared Dispositive Power



--------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        567,140
        -------
--------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
--------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)
        9.5%
        ----
-------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)
         CO
         --
--------------------------------------------------------------------------------

ONLY THE INFORMATION REPORTED FOR THE FOLLOWING ITEMS IN THIS AMENDMENT NO. 2 TO
SCHEDULE 13D ARE AMENDED FROM THE INITIAL FILING ON SCHEDULE 13D DATED
OCTOBER 9, 1996 AND PRIOR AMENDMENTS THERETO (THE INITIAL SCHEDULE 13D, TOGETHER WITH ALL PRIOR AMENDMENTS, BEING REFERRED TO HEREIN AS "THE SCHEDULE 13D"). UNLESS SPECIFICALLY HEREBY AMENDED, THE INFORMATION IN THE SCHEDULE 13D REMAINS UNCHANGED. UNLESS OTHERWISE DEFINED HEREIN, ALL DEFINED TERMS USED HEREIN HAVE THE SAME MEANING AS IN THE SCHEDULE 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

   As of November 22, 1996, the total cost of Units purchased by Cross Timbers was $7.0 million.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

   (a) As of November 22, 1996, Cross Timbers beneficially owns 567,140 Units or approximately 9.5% of the Issuer's outstanding Units of 6,000,000 at November 13, 1996, as reported in its Quarterly Report on Form 10-Q for its quarter ended September 30, 1996.

   (b) Cross Timbers has the sole voting power and dispositive power with respect to the 567,140 Units it beneficially owns.

   (c) Schedule II, attached hereto and incorporated herein by reference, lists all transactions in the Units effected since November 11, 1996 and through November 22, 1996 by Cross Timbers or Mr. Simpson or, to the knowledge of Cross Timbers or Mr. Simpson, by any of the persons listed on Schedule I to the
Schedule 13D.

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SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              CROSS TIMBERS OIL COMPANY



Date:  November 22, 1996      By: LOUIS G. BALDWIN
                                  -------------------------------------------
                                  Louis G. Baldwin
                                  Senior Vice President and Chief Financial
                                  Officer








                              BOB R. SIMPSON
                              -------------------------------------------
                              Bob R. Simpson

SCHEDULE II TO SCHEDULE 13D

   The following lists all Unit purchases effected by Cross Timbers since November 11, 1996 and through November 22, 1996. All such purchases were open market transactions. Mr. Simpson has not effected any Unit transactions during this period and, to the best of Cross Timbers' and Mr. Simpson's knowledge, none of the persons listed in Schedule I of the Schedule 13D has effected any Unit transactions during this period.

                                Number     Price
                  Date          of Shares  per Share
                  --------      ---------  ---------

                  11/12/96        2,500    $13.500
                  11/13/96       19,500     13.500
                  11/15/96        3,700     13.500
                  11/19/96       26,000     13.904
                  11/20/96       24,000     14.000
                  11/22/96       51,000     14.498
